Exhibit 99.3

NOVONIX NOVONIX Limited ABN 54 157 690 830 LODGE YOUR VOTE ONLINE https://investorcentre.linkgroup.com BY MAIL NOVONIX Limited C/- Link Market Services Limited Locked Bag A14 Sydney South NSW 1235 Australia BY FAX +61 2 9287 0309 BY HAND Link Market Services Limited Parramatta Square, Level 22, Tower 6, 10 Darcy Street, Parramatta NSW 2150 ALL ENQUIRIES TO Telephone: 1300 554 474 Overseas: +61 1300 554 474 LODGEMENT OF A PROXY FORM This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given above by 9:00am (Brisbane time) on Monday, 3 April 2023, being not later than 48 hours before the commencement of the Meeting. Any Proxy Form received after that time will not be valid for the scheduled Meeting. Proxy Forms may be lodged using the reply paid envelope or: ONLINE https://investorcentre.linkgroup.com Login to the Link website using the holding details as shown on the Proxy Form. Select ‘Voting’ and follow the prompts to lodge your vote. To use the online lodgement facility, shareholders will need their “Holder Identifier” - Securityholder Reference Number (SRN) or Holder Identification Number (HIN). HOW TO COMPLETE THIS SHAREHOLDER PROXY FORM YOUR NAME AND ADDRESS This is your name and address as it appears on the Company’s share register. If this information is incorrect, please make the correction on the form. Shareholders sponsored by a broker should advise their broker of any changes. Please note: you cannot change ownership of your shares using this form. APPOINTMENT OF PROXY If you wish to appoint the Chairman of the Meeting as your proxy, mark the box in Step 1. If you wish to appoint someone other than the Chairman of the Meeting as your proxy, please write the name of that individual or body corporate in Step 1. A proxy need not be a shareholder of the Company. DEFAULT TO CHAIRMAN OF THE MEETING Any directed proxies that are not voted on a poll at the Meeting will default to the Chairman of the Meeting, who is required to vote those proxies as directed. Any undirected proxies that default to the Chairman of the Meeting will be voted according to the instructions set out in this Proxy Form, including where the Resolutions are connected directly or indirectly with the remuneration of KMP. VOTES ON ITEMS OF BUSINESS – PROXY APPOINTMENT You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on the items of business, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid. APPOINTMENT OF A SECOND PROXY You are entitled to appoint up to two persons as proxies to attend the Meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the Company’s share registry or you may copy this form and return them both together. To appoint a second proxy you must: (a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of shares applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes.

Fractions of votes will be disregarded; and (b) return both forms together. SIGNING INSTRUCTIONS You must sign this form as follows in the spaces provided: Individual: where the holding is in one name, the holder must sign. Joint Holding: where the holding is in more than one name, either shareholder may sign. Power of Attorney: to sign under Power of Attorney, you must lodge the Power of Attorney with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it. Companies: where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place. CORPORATE REPRESENTATIVES If a representative of the corporation is to attend the Meeting virtually the appropriate “Certificate of Appointment of Corporate Representative” must be received at registrars@linkmarketservices.com.au prior to admission in accordance with the Notice of Annual General Meeting. A form of the certificate may be obtained from the Company’s share registry or online at www.linkmarketservices.com.au.

NAME SURNAME
ADDRESS LINE 1
ADDRESS LINE 2
ADDRESS LINE 3
ADDRESS LINE 4
ADDRESS LINE 5
ADDRESS LINE 6

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STEP 1

PROXY FORM

I/We being a member(s) of NOVONIX Limited and entitled to attend and vote hereby appoint:

APPOINT A PROXY

☐ **the Chairman of the Meeting (mark box)**

OR if you are **NOT** appointing the Chairman of the Meeting as your proxy, please write the name and email of the person or body corporate you are appointing as your proxy

Name

Email

or failing the person or body corporate named, or if no person or body corporate is named, the Chairman of the Meeting, as my/our proxy to act on my/our behalf (including to vote in accordance with the following directions or, if no directions have been given and to the extent permitted by the law, as the proxy sees fit) at the Annual General Meeting of the Company to be held at **9:00am (Brisbane time) on Wednesday, 5 April 2023** (the **Meeting**) and at any postponement or adjournment of the Meeting.

The Meeting will be conducted as a hybrid event. You can participate by attending in person at **the Offices of Allens, Level 26, 480 Queen Street, Brisbane QLD** or logging in online at **https://meetings.linkgroup.com/NVXAGM23** (refer to details in the Virtual Meeting Online Guide).

Important for Resolutions 1, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14 and 15: If the Chairman of the Meeting is your proxy, either by appointment or by default, and you have not indicated your voting intention below, you expressly authorise the Chairman of the Meeting to exercise the proxy in respect of Resolutions 1, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14 and 15, even though the Resolutions are connected directly or indirectly with the remuneration of a member of the Company's Key Management Personnel (**KMP**).

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.

STEP 2

VOTING DIRECTIONS

Proxies will only be valid and accepted by the Company if they are signed and received no later than 48 hours before the Meeting.

Please read the voting instructions overleaf before marking any boxes with an

Resolutions

Resolutions	For	Against	Abstain*
1 Remuneration Report (Non-Binding)			
2 Re-election of Director – Admiral Robert Natter			
3 Re-election of Director – Mr Daniel Akerson			
4 Re-election of Director – Mr Ron Edmonds			
5 Issue of Transitional FY23 Performance Rights to Mr Nick Liveris			
6 Issue of Transitional FY23 Share Rights to Mr Andrew N. Liveris AO			
7 Issue of Transitional FY23 Share Rights to Mr Anthony Bellas			
8 Issue of Transitional FY23 Share Rights to Admiral Robert Natter			
9 Issue of Transitional FY23 Share Rights to Phillips 66 Company			
10 Issue of Transitional FY23 Share Rights to Ms Jean Oelwang			
11 Issue of FY23 Share Rights to Mr Daniel Akerson			
12 Issue of Pro Rated Share Rights to Mr Daniel Akerson			
13 Issue of FY23 Share Rights to Mr Ron Edmonds			
14 Issue of Pro Rated Share Rights to Mr Ron Edmonds			
15 Increase in Director Fee Pool Limit			

* If you mark the Abstain box for a particular Item, you are directing your proxy not to vote on your behalf on a poll and your votes will not be counted in computing the required majority on a poll.

STEP 3

SIGNATURE OF SHAREHOLDERS – THIS MUST BE COMPLETED

Shareholder 1 (Individual)	Joint Shareholder 2 (Individual)	Joint Shareholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the shareholder. If a joint holding, either shareholder may sign. If signed by the shareholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the company's constitution and the *Corporations Act 2001* (Cth).

NVX PRX2301N

NVX PRX2301N